AMERICAS GOLD AND SILVER ANNOUNCES FOURTH MAJOR NEW DISCOVERY AT THE GALENA COMPLEX,
IDENTIFYING SIX NEW HIGH-GRADE SILVER-COPPER-ANTIMONY VEINS INCLUDING 1,392 G/T AG, 1.5% CU AND
1.5% SB OVER 1.9M

TORONTO, ONTARIO - April 30, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals and antimony producer, is pleased to announce additional exploration drilling results at the Galena Complex, marking its fourth major new discovery driving significant growth in the vicinity of the recently discovered 149 Vein Complex (see Americas' news release dated August 22, 2025).

Exploration diamond drilling from the 4300 Level of the Galena Mine, completed in Q1 2026, has defined up to six new high-grade silver-copper-antimony splays located approximately 150 meters southwest of the high-grade 149 Vein. This area, known as the "43L-TJ Vein Complex", is composed of a series of silver-copper-antimony ± lead veins, which have been discovered within 25 meters of current mine infrastructure. As a result, the Galena team is currently planning follow-up drilling as well as an exploration drift into the 43L-TJ Vein area to better understand structural controls on mineralization and fast-track future production from the 4300 level.

Paul Andre Huet, Chairman and CEO, commented: "Our team at Galena continues to deliver impressive new discoveries at our flagship operation. The discovery of six new high-grade silver-copper-antimony veins at the 43L-TJ Vein Complex is advancing on a similar trajectory to our 034 Vein discovery mid last year, which has already added material ounces to our 2025 resource update and is now in development to prepare for future production. These are the strengths of pairing an aggressive drill campaign, strong team and large exploration budget with the tremendous amount of infrastructure already in place at Galena, a world class operation.

"This marks our fourth major new discovery and highlights four high-grade discoveries in just one year of drilling, underscoring the significant untapped potential across the Galena Complex. Located just 25m from existing infrastructure, the 43L-TJ Vein is wide open for expansion and will remain a focus of our team to aggressively advance this high-grade opportunity in 2026.

"Galena has a long and storied history of silver, copper, lead and antimony production and this new discovery is a true testament to the outstanding growth potential of our Idaho assets, with grades that highlight the Galena Complex as one of the highest-grade silver operations globally."

The 43L-TJ Vein Complex was discovered while completing infill and step-out drilling targeting the 149 Vein Complex (see Americas' news release dated August 22, 2025).  The Company has intersected significant grades in six core holes to date. Key intercepts from the campaign, reported with true widths, are listed in Table 1 below:

Table 1: Key Intercepts returned from drilling in the 43L-TJ Vein Complex

Hole #	Width (m)*	Ag (g/t)	Pb (%)	Cu (%)	Sb (%)	Vein
43-357	1.9	1,392	1.9	1.5	1.5	43L-TJ
43-366	1.0	1,313	2.6	1.4	1.1	43L-TJ
43-310	0.7	2,563	0.3	1.8	1.4	43L-TJ
43-358	1.7	832	3.8	1.4	1.6	43L-TJ
43-299	0.9	470	5.8	1.22	1.5	43L-TJ
43-295	0.5	3,714	0.1	3.9	N/A	43L-TJ

*Note: Reported intercepts are estimated true widths.

A full table of drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20260430.pdf

Figure 1: (L) Long section view of the Galena Complex showing highlight drill results from the 43L-TJ Vein Complex as well as past intercepts at the 034 Vein, 149 Vein and 520 Vein Complex discoveries

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, lead, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Miranda Powell

Manager, Communications

Americas Gold and Silver Corporation

+1 (775) 771-8832

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company's material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), EVP, Geology of the Company. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core and BQ-size core. The Company's standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The whole core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. ("AAS") located in Osburn, Idaho, or SVL Analytical located in Kellogg Idaho. AAS and SVL are independent, ISO-17025 accredited laboratories. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry ("AA") techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514 g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples are sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential for further institutional investor interest in the Company, the potential incorporation of the 034 Vein Complex into mine plans at the Galena Complex, and the ability to expand production at the vein complex, the estimated continuity of the 034 Vein Complex, the potential quantity and grade of the exploration target, and the anticipated timing and results of ongoing and planned exploration drilling at the Galena Complex, statements about the Company's exploration strategy, enhancement mill feed quality and operational efficiency, and anticipated ability to increase shareholder value and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 31, 2025 or the Company's MD&A for the three and six months ended June 30, 2025 dated August 11, 2025; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.